UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40062
SportsTek Acquisition Corp.
(Exact name of registrant as specified in its charter)

2200 S. Utica Place, Suite 450
Tulsa, OK 74114
 (918) 957-1086
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock, par value $0.0001 per share, and one-half of one Redeemable Warrant
Shares of Class A Common Stock, par value $0.0001 per share
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, SportsTek Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated February 13, 2023

SPORTSTEK ACQUISITION CORP.

	By:	/s/ Jeffrey Luhnow
Name: Jeffrey Luhnow
Title: Chair and Co-Chief Executive Officer

	By:	/s/ C. Tavo Hellmund
Name: C. Tavo Hellmund
Title: Co-Chief Executive Officer

	By:	/s/ Timothy W. Clark
Name: Timothy W. Clark
Title: Chief Financial Officer and Chief Operating Officer